WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04046679

RECEIVED
NOV 26 2004
218

SUPPL

November 24, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed copies of (i) three (3) announcements released to the London Stock Exchange ("LSE") on November 18, 2004, and (ii) one (1) announcement released to the LSE on November 22, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ______________________
Gerald Coviello
Authorized Representative

Enclosures

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

12/15

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	106919

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc
2. Name of shareholder having a major interest	Cater Allen International Limited (CAIL)
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Cater Allen International Limited (CAIL)
5. Number of shares/amount of stock acquired	Not disclosed
6. Percentage of issued class	N/A
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	Not disclosed
11. Date company informed	18 November 2004
12. Total holding following this notification	84,584,753
13. Total percentage holding of issued class following this notification	5.14%
14. Any additional information	Notification in respect of Part VI of the Companies Act 1985. This holding has arisen from stock loan transactions.
15. Name of contact and telephone number for queries	Helen Baker – 020 8718 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary
17. Date of notification	18 November 2004

SCHEDULE 10
CORRECTION TO NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	664147

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc (the "Company")
2. Name of shareholder having a major interest	Cater Allen International Limited (CAIL)
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Cater Allen International Limited (CAIL)
5. Number of shares/amount of stock acquired	N/A
6. Percentage of issued class	N/A
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	As of 18 November 2004
11. Date company informed	18 November 2004
12. Total holding following this notification	Not disclosed
13. Total percentage holding of issued class following this notification	No reportable interest
14. Any additional information	On 2 November 2004, following notification from the shareholder, the Company announced that CAIL no longer had a notifiable interest in the Ordinary Shares of Marks and Spencer Group plc. This continues to be the case as at 18 November 2004 notwithstanding the Company's announcement earlier today that CAIL held a 5.14% interest which was based on an incorrect notification from the shareholder which it has now rectified. Notification in respect of Part VI of the Companies Act 1985.
15. Name of contact and telephone number for queries	Helen Baker – 020 8718 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary

17. Date of notification	18 November 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Marks and Spencer Group plc

2. Name of director

Stuart Alan Ransom Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stuart Alan Ransom Rose 416 Ordinary Shares
Giltspur Nominees Limited 350,000 Ordinary Shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition

7. Number of shares / amount of stock acquired

50,000 Ordinary Shares

8. Percentage of issued class

De minimis

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares

12. Price per share

344.5p

13. Date of transaction

17 November 2004

14. Date company informed

17 November 2004

15. Total holding following this notification

350,416 Ordinary Shares

16. Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Helen Baker 020 8718 2867
Carolyn Trousdale 020 8718 0432

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

18 November 2004

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	093701

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc
2. Name of shareholder having a major interest	Barclays PLC
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Not disclosed
5. Number of shares/amount of stock acquired	N/A
6. Percentage of issued class	N/A
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	As at 16 November 2004
11. Date company informed	22 November 2004
12. Total holding following this notification	Not disclosed.
13. Total percentage holding of issued class following this notification	Below 3%
14. Any additional information	Notification in respect of Part VI of the Companies Act 1985. Barclays PLC as of 16 November 2004 no longer has a notifiable interest in the capital of the Company based on the issued share capital of 1,646,128,509.
15. Name of contact and telephone number for queries	Carolyn Trousdale – 0208 7180432
16. Name and signature of authorised company official responsible for making this notification	Carolyn Trousdale
17. Date of notification	22 November 2004